10026568

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **St. Charles Capital, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 16th Street; Suite 300
(No. and Street)

Denver	**CO**	**80202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christina M. Ortiz **(303) 339-9099**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	**DENVER**	**CO**	**80237**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Wesley A. Brown, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of St. Charles Capital, LLC, as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

C. ORTIZ
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 12/9/2013

Signature

Managing Director - Chief Compliance Officer
Title

Notary Public

This report** contains (check all applicable boxes):

X a. Facing page.

X b. Statement of Financial Condition.

___ c. Statement of Income (Loss).

___ d. Statement of Cash Flows.

___ e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

___ f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.

___ g. Computation of Net Capital.

___ h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

___ i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.

___ j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.

___ k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.

X l. An Oath or Affirmation.

___ m. A Copy of the SIPC Supplemental Report.

___ n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

X o. Independent auditors' report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ST. CHARLES CAPITAL, LLC

Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members
St. Charles Capital, LLC
Denver, Colorado

We have audited the accompanying statements of financial condition of St. Charles Capital, LLC (the "Company") as of December 31, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of St. Charles Capital, LLC as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 12, 2010
Denver, Colorado

ST. CHARLES CAPITAL, LLC

Statements of Financial Condition

	December 31,	
	2009	2008
Assets		
Assets		
Cash and cash equivalents	$ 1,270,905	$ 2,900,211
Securities owned, at fair value	-	100,000
Accounts receivable, net	187,346	216,700
Deposits and other assets	58,005	67,513
Notes receivable - members	98,099	-
Furniture, equipment, and leasehold improvements, net	182,327	99,853
Total assets	$ 1,796,682	$ 3,384,277
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$ 68,995	$ 254,146
Deferred lease liability	211,471	-
Note payable - member redemption	610,181	1,037,001
Total liabilities	890,647	1,291,147
Commitments		
Members' equity		
Common stock units, no par value; 20,000,000 units authorized; 897,048 and 888,156 units issued and outstanding for 2009 and 2008, respectively	1,057,365	888,156
Retained (deficit) earnings	(151,330)	1,204,974
Total members' equity	906,035	2,093,130
Total liabilities and members' equity	$ 1,796,682	$ 3,384,277

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

St. Charles Capital, LLC (the "Company") was formed in October 2004, as a Colorado limited liability company and began operations in January 2005. The Company, headquartered in Denver, Colorado, is a licensed broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in investment banking activities and provides advisory services in the areas of mergers and acquisitions, private debt and equity financings, valuation and corporate financial strategies. Operations are conducted nationwide; however, the majority of activities and services take place in the Rocky Mountain Region.

The Company is exempt from Rule 15c3-3 under subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits. At December 31, 2009, the amount exceeding the federally insured limit was approximately $290,000.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers. The Company assesses the financial condition of its customers to reduce credit risk.

As of December 31, 2009 and 2008, four customers accounted for 81% and three customers accounted for 76% of total accounts receivables, respectively.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, securities owned, receivables, accounts payable, and accrued expenses approximated fair value as of December 31, 2009 and 2008 because of the relatively short maturity of these instruments.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Securities Owned

Securities transactions are recorded on a trade basis, which is the date that the transactions are executed. Amounts, if any, related to securities that have been traded but have not yet settled are reflected in receivables from or payables to brokers as appropriate. In accordance with financial reporting requirements for broker/dealers, the Company's securities are recorded at fair value based upon quotes from brokers.

Accounts Receivable

Accounts receivable are non-interest bearing and are recorded as earned by the Company. An allowance for uncollectible amounts is established to cover future losses based on management's best estimate of uncollectible amounts. Uncollectible receivables are charged against the reserve when identified. As of December 31, 2009 and 2008, the Company had an allowance against their receivables of $141,589 and $23,747, respectively.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost. Depreciation and amortization is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from three to seven years, and the lesser of the estimated useful life or the related lease terms for leasehold improvements.

Deferred Lease Liability

During 2009, the Company increased office space and received lease concessions including leasehold improvements and furniture. These concessions are being amortized over the life of the lease through May 2014.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes, whereby the earnings or losses of the Company are reported in the respective tax returns of the members. Accordingly, no income taxes were recorded in the accompanying financial statements for the years ended December 31, 2009 and 2008.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Subsequent Events

The Company has evaluated all subsequent events through February 12, 2010, which is the date the financial statement was made available for use.

Note 2 - Net Capital Requirement

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, of the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2009, the Company had net capital, as defined, of $990,439, which was $971,741 in excess of its required minimum net capital of $18,698. The Company's aggregate indebtedness was 28% of net capital at December 31, 2009.

Note 3 - Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following:

	December 31, 2009	December 31, 2008
Computer equipment and software	$ 138,534	$ 132,560
Furniture and equipment	100,618	58,080
Leasehold improvements	139,718	48,945
	378,870	239,585
Less accumulated depreciation and amortization	(196,543)	(139,732)
	$ 182,327	$ 99,853

Note 4 - Note Payable - Member Redemption

On January 1, 2009, a member redeemed their units, resulting in a redemption event under the terms of the Company's Operating Agreement. As a result, the Company redeemed 26,990 units for $107,381.

On November 28, 2008, one of the Company's Managing Directors passed away, resulting in a redemption event under the terms of the Company's Operating Agreement. As a result, the Company redeemed 191,465 units and issued a related note payable of $1,037,001.

The Company paid $426,000 of this obligation to the estate of the deceased during 2009. The balance of the obligation is being financed by the estate over three years at a fixed interest rate of 5%, with equal quarterly installments of principal and interest beginning March 31, 2009. As of December 31, 2009, the outstanding balance of this obligation was $610,181.

Note 4 - Note Payable - Member Redemption (continued)

Note payable - member redemption consists of:

	December 31, 2009	December 31, 2008
Redemption note payable with interest at 5.0%. The note is payable in quarterly installments and matures December 2011.	$ 610,181	$ 1,037,001

Maturities of the redemption note are as follows:

Year Ending December 31,	
2010	$ 285,877
2011	324,304
	$ 610,181

Note 5 - Commitments

Operating Leases

The Company leases office space and facilities under a non-cancelable operating lease.

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,	
2010	$ 358,352
2011	363,429
2012	368,506
2013	373,583
2014	156,541
	$ 1,620,411

Note 6 - Employee Benefit Plan

In 2005, the Company adopted a defined contribution 401(k) plan covering all employees. This plan is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Internal Revenue Code. In addition, this plan allows for employer 401(k) contributions and profit sharing contributions at the discretion of management.

Note 7 - Notes Receivable

Notes receivable consist of the following:

	December 31, 2009	December 31, 2008
Notes receivable from members, interest at 4.25%, due in annual installments of approximately $32,700 plus interest through January 2012.	$ 98,099	$ -

Maturities of long-term obligations are as follows:

Year Ending December 31,	
2010	$ 32,699
2011	32,700
2012	32,700
	$ 98,099

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-2843

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Members
St. Charles Capital, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of St. Charles Capital, LLC (the "Company"), as of December 31, 2009 and 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

To the Board of Directors and Members
St. Charles Capital, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 12, 2010
Denver, Colorado

ST. CHARLES CAPITAL, LLC

Financial Statements
and
Independent Auditors' Report
December 31, 2009 and 2008

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

This report is deemed **A PUBLIC DOCUMENT** in accordance with Rule 17a-5(c)(3).